EXHIBIT 99.5

Consent of GLJ Petroleum Consultants Ltd.

LETTER OF CONSENT

TO:                          Suncor Energy Inc.

The Securities and Exchange Commission

The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs

Re:                             Suncor Energy Inc.

We refer to the following reports dated February 21, 2006 (collectively the “Reports”), prepared by GLJ Petroleum Consultants Ltd.:

•                  the Reserves Assessment and Evaluation of Canadian Oil and Gas Properties of Suncor Energy Inc. Natural Gas effective December 31, 2005;

•                  the Reserves Assessment and Evaluation of the synthetic crude oil reserves effective December 31, 2005 associated with the Suncor Energy Inc. oil sands operations located near Fort McMurray, Alberta;  and

•                  the Reserves Assessment and Evaluation of Firebag effective December 31, 2005.

We hereby consent to the use of our name, reference to and excerpts from the said reports by Suncor Energy Inc. in its Annual Information Form for the 2005 fiscal year (AIF) and its annual report on Form 40-F (Form 40-F), and the registration statements of Suncor Energy Inc. on Form F-3 (File No. 333-7450), Form F-10 (File No. 333-14242), Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234) and Form S-8 (File No. 333-118648).

We have read the AIF and the Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Reports.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

“GLJ PETROLEUM CONSULTANTS LTD.”

Dana B. Laustsen, P. Eng.
Executive Vice-President

Dated: March 10, 2006
Calgary, Alberta
CANADA